UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9C

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Tufco Technologies, Inc.

(Name of Subject Company)

Tufco Technologies, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

James F. Robison

Director, President and Chief Executive Officer

P.O. Box 23500

Green Bay, WI 54305-3500

(902) 336-0054

With copies to:

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TUFCO TECHNOLOGIES, INC. TO BE ACQUIRED BY GRIFFIN HOLDINGS, LLC

GREEN BAY, WI (December 20, 2013) – Tufco Technologies, Inc. (Nasdaq: TFCO) announced today that it has signed a definitive merger agreement with entities affiliated with Griffin Holdings, LLC (“Griffin”), which provides that Griffin entities will acquire Tufco for $6.07 per share in cash pursuant to a cash tender offer and second step merger. The Board of Directors of Tufco has unanimously approved the transaction and recommended that Tufco’s stockholders tender their shares in the tender offer. Bradford Venture Partners, L.P., Tufco’s largest stockholder, has agreed to tender in the tender offer shares representing 14.9% of Tufco’s outstanding shares as of the date hereof.

The price per share represents a premium of 19.0% over the closing share price on December 20, 2013, and 17.8% over the 90-day volume-weighted average closing share price as of the same day. In addition, the price per share represents a premium of 42.8% over the current 52-week-low closing share price, which occurred on December 26, 2012.

“This transaction will deliver to Tufco’s stockholders certainty of value and liquidity, immediately upon closing,” said Jim Robinson, Tufco’s President and CEO and a member of its Board of Directors. “Tufco’s board of directors arrived at the decision to enter into a transaction with Griffin after a thorough review of Tufco’s strategic alternatives, which included the contacting of numerous strategic parties and financial sponsors, as part of an extensive competitive bidding process. We believe that Griffin clearly understands our markets and that this transaction will allow Tufco to continue to focus on delivering high quality products and services to our customers. We look forward to the next phase of our company following the closing of the transaction.”

Under the terms of the merger agreement, a subsidiary of Griffin will commence a cash tender offer to purchase all of the outstanding shares of Tufco’s common stock for $6.07 per share within 20 days. The merger agreement provides that, as soon as practicable after the closing of the tender offer, any shares not tendered in the tender offer (other than shares for which appraisal is properly sought under applicable law) will be acquired in a second-step merger at the same cash price as paid in the tender offer. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of Tufco’s outstanding shares of common stock (on a fully diluted basis) and receipt by affiliates of Griffin of financing under definitive financing commitments delivered to Tufco. The merger agreement contains a provision under which Tufco has agreed not to solicit any competing offers for the company. The parties expect the tender offer to close promptly after the completion of the tender offer.

Mesirow Financial, Inc. is acting as exclusive financial advisor to Tufco, and Dechert LLP is serving as Tufco’s legal counsel. Cooley LLP is serving as Griffin’s legal counsel.

About Tufco

Tufco Technologies, Inc., founded in 1992, provides integrated manufacturing services including wet wipe converting, wide web flexographic printing, hot melt adhesive laminating, folding, integrated downstream packaging, quality and microbiological process management, and manufactures and distributes business imaging paper products. The Company has become a leading provider of contract manufacturing and specialty printing services, and supplier of value-added custom paper products. The Company’s principal executive offices are located at 3161 South Ridge Road, Green Bay, WI 54304/PO Box 23500, Green Bay, WI 54305-3500, and its telephone number is (920) 336-0054. For additional information about the Company, please visit www.tufco.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than historical facts included in this press release, including statements regarding the timing and the closing of the tender offer and merger transactions; the ability of Griffin to complete the transactions considering the various closing conditions; and any assumptions underlying any of the foregoing, are forward looking statements. These intentions, expectations, or results may not be achieved in the future and various important factors could cause actual results or events to differ materially from the forward-looking statements that Tufco makes, including uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Tufco’s stockholders will tender their stock in the offer; the possibility that competing offers may be made; the possibility that various closing conditions to the transactions may not be satisfied or waived, including that a governmental entity may prohibit or delay the consummation of the transaction; that there is a material adverse change of Tufco; other business effects, including the effects of industry, economic or political conditions outside of Tufco’s control; transaction costs; actual or contingent liabilities. In addition, forward-looking statements involve the significant risks and uncertainties described more fully in Tufco’s periodic reports filed with the Securities and Exchange Commission (“SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.

There may be events in the future that Tufco is unable to predict accurately, or over which it has no control. Tufco’s business, financial condition, results of operations and prospects may change. Tufco may not update these forward-looking statements, even though its situation may change in the future, unless it has obligations under the Federal securities laws to update and disclose material developments related to previously disclosed information. Tufco qualifies all of the information contained in this press release, and particularly these forward-looking statements, by these cautionary statements.

Additional Information

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, affiliates of Griffin will cause a new wholly owned subsidiary, Packers Acquisition Sub, Inc., to file with the SEC a tender offer statement on Schedule TO. INVESTORS AND TUFCO STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS), AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS IT MAY BE AMENDED FROM TIME TO TIME, THAT WILL BE FILED BY TUFCO WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all stockholders of Tufco free of charge at www.tufco.com or by contacting Tufco Technologies, Inc. at PO Box 23500, Green Bay, Wisconsin 54305-3500, Telephone Number (920) 336-0054.

In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, Tufco files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Tufco at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Tufco’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.